Exhibit 99.1

CHEER HOLDING, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except share and per share data)

	As of June 30, 2025	As of December 31, 2024
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$203,228	$197,660
Accounts receivable, net	86,238	77,074
Prepayment and other current assets, net	34,072	30,834
Total current assets	323,538	305,568

Property, plant and equipment, net	18	33
Intangible assets, net	38,784	40,531
Deferred tax assets	77	72
Unamortized produced content, net	16	16
Right-of-use assets	316	371
Total non-current assets	39,211	41,023
TOTAL ASSETS	$362,749	$346,591

Liabilities and Equity
Current liabilities:
Short-term bank loans	$7,678	$9,590
Accounts payable	1,479	2,039
Contract liabilities	31	27
Accrued liabilities and other payables	1,986	1,941
Due to related parties	1,100	1,100
Other taxes payable	26,661	25,095
Lease liabilities current	107	109
Total current liabilities	39,042	39,901

Long-term bank loan	1,396	1,370
Lease liabilities non-current	120	250
Total non-current liabilities	1,516	1,620
TOTAL LIABILITIES	$40,558	$41,521

Equity
Preferred shares (par value of $0.0001 per share; 2,000,000 shares authorized as of June 30, 2025 and December 31, 2024; nil and nil shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	$-	$-
Class A Ordinary shares (par value of $0.001 per share; 500,000,000 shares and 200,000,000 authorized as of June 30, 2025 and December 31, 2024; 11,635,568 and 10,285,568 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	11	10
Class B Ordinary shares (par value of $0.001 per share; 500,000 shares and 500,000 shares authorized as of June 30, 2025 and December 31, 2024; 500,000 and 500,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively)	-	-
Additional paid-in capital	116,913	113,485
Statutory reserve	1,411	1,411
Retained earnings	214,883	207,128
Accumulated other comprehensive loss	(11,107)	(17,041)
TOTAL CHEER HOLDING, INC SHAREHOLDERS’ EQUITY	322,111	304,993
Non-controlling interest	80	77
TOTAL EQUITY	322,191	305,070
TOTAL LIABILITIES AND EQUITY	$362,749	$346,591

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND

COMPREHENSIVE INCOME

(In U.S. dollars in thousands, except share and per share data)

	For the Six Months Ended June 30,
	2025	2024

Revenues	$70,993	$71,055

Operating expenses:
Cost of revenues	(20,772)	(18,885)
Selling and marketing	(35,321)	(37,559)
General and administrative	(4,243)	(1,611)
Research and development	(2,333)	(1,361)
Total operating expenses	(62,669)	(59,416)

Income from operations	8,324	11,639

Other income (expenses):
Interest (expenses) income, net	(61)	223
Other expense, net	(511)	(23)
Total other (expenses) income	(572)	200

Income before income tax	7,752	11,839

Income tax benefits	4	578
Net income	7,756	12,417

Less: net gain attributable to non-controlling interest	1	1
Net income attributable to Cheer Holding. Inc’s shareholders	$7,755	$12,416

Other comprehensive income (loss)
Unrealized foreign currency translation income (loss)	5,936	(6,856)
Comprehensive income	13,692	5,561
Less: comprehensive gain (loss) attributable to non-controlling interests	3	(1)
Comprehensive income attributable to Cheer Holding. Inc’s shareholders	$13,689	$5,562

Earnings per ordinary share
Basic and Diluted*	$0.67	$1.23

Weighted average shares used in calculating earnings per ordinary share
Basic and Diluted*	11,583,358	10,058,846

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars in thousands, except share and per share data)

	Cheer Holding, Inc.’s Shareholders
	Class A ordinary shares		Class B ordinary shares		Additional paid-in	Retained	Statutory	Accumulated other comprehensive	Total Cheer Holding, Inc.s’ shareholder’	Non- controlling	Total Shareholders’
	Shares*	Amount	Shares	Amount	capital	earnings	reserve	(loss) gain	equity	interests	Equity
Balance as of December 31, 2023	10,070,012	$10	-	$-	$106,215	$181,162	$1,411	$(8,869)	$279,929	$78	$280,007
Withdrawal of contribution from shareholder	-	-	-	-	(4)	-	-	-	(4)	-	(4)
Share-based compensation*	231,909	0	-	-	584	-	-	-	584	-	584
Cancellation of shares due to roundup of fractional shares in share consolidation*	(16,353)	(0)	-	-	-	-	-	-	-	-	-
Net income for the period	-	-	-	-	-	12,416	-	-	12,416	1	12,417
Foreign currency translation adjustment	-	-	-	-	-	-	-	(6,854)	(6,854)	(2)	(6,856)
Balance as of June 30, 2024	10,285,568	$10	-	$-	$106,795	$193,578	$1,411	$(15,723)	$286,071	$77	$286,148

Balance as of December 31, 2024	10,285,568	$10	500,000	$0	$113,485	$207,128	$1,411	$(17,041)	$304,993	$77	$305,070
Share-based compensation	1,350,000	1	-	-	3,428	-	-	-	3,429	-	3,429
Net income for the period	-	-	-	-	-	7,755	-	-	7,755	1	7,756
Foreign currency translation adjustment	-	-	-	-	-	-	-	5,934	5,934	2	5,936
Balance as of June 30, 2025	11,635,568	$11	500,000	$0	$116,913	$214,883	$1,411	$(11,107)	$322,111	$80	$322,191

*	The amount of ordinary shares issued for share-based compensation and the amount of ordinary shares cancelled were below 1,000.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars in thousands)

	For the Six Months Ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash provided by (used in) operating activities	$3,920	$(6,741)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loans	7,583	7,071
Repayments of bank loans	(9,652)	(4,242)
Payment of loan origination fees	(47)	(58)
Borrowings from a related party	-	205
Withdrawal of contribution from shareholder	-	(4)
Net cash (used in) provided by financing activities	(2,116)	2,972

Effect of exchange rate changes	3,764	(4,376)

Net increase (decrease) in cash and cash equivalents	5,568	(8,145)
Cash and cash equivalents, at beginning of period	197,660	194,525
Cash and cash equivalents, at end of period	$203,228	186,380

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interests paid	$250	$199
Acquisition of intangible asset from settlement of prepayments	$702	$-
Lease liabilities arising from obtaining right-of-use assets	$-	$466

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Cheer Holding, Inc. (“CHR” or the “Company”) is an exempted company incorporated on November 30, 2018, under the laws of the Cayman Islands. Glory Star, through its subsidiaries, the VIE and the VIE’s subsidiaries, provides advertisement and content production services and operate a leading mobile and online advertising, media and entertainment business in China.

As of June 30, 2025, the Company’s subsidiaries, the VIEs and the VIE’s subsidiaries were as the following:

	Date of incorporation	Place of incorporation	Percentage of legal/beneficial ownership by the Company	Principal activities
Subsidiaries:
Glory Star New Media Group HK Limited (“Glory Star HK”)	December 18, 2018	Hong Kong	100%	Holding
Glory Star New Media (Beijing) Technology Co., Ltd. (“WFOE”)	March 13, 2019	PRC	100%	Holding
VIEs:
Horgos Glory Star Media Co., Ltd. (“Horgos”)	November 1, 2016	PRC	100%	Holding
VIEs’ subsidiaries
Glory Star Media (Beijing) Co., Ltd. (“Glory Star Beijing”)	December 9, 2016	PRC	100%	Provision of provides advertisement and content production services
Leshare Star (Beijing) Technology Co., Ltd. (“Beijing Leshare”)	March 28, 2016	PRC	100%	Provision of provides advertisement and content production services
Horgos Glary Prosperity Culture Co., Ltd. (“Glary Prosperity”)	December 14, 2017	PRC	51%	Provision of provides advertisement and content production services
Horgos Glary Prosperity Culture Co., Ltd, Beijing Branch (“Glary Prosperity BJ”)	May 8, 2018	PRC	51%	Provision of provides advertisement and content production services
Glory Star (Horgos) Media Technology Co., Ltd (“Horgos Technology”)	September 9, 2020	PRC	100%	Provision of provides advertisement and content production services

On September 4, 2024, the Company effected the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each. Class A Shares and Class B Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares, and may be redeemed by the Company at par value at the option of the holder.

On May 12, 2025, the shareholders authorized and approved an increase in the number of authorized Class A ordinary shares, par value US$0.001 per share, from 200,000,000 to 500,000,000. In connection with this approval, the shareholder resolution (“Amendment Resolution”) was filed with the Registrar of Companies of the Cayman Islands on May 13, 2025, and incorporated into the Third Amended and Restated Memorandum and Articles of Association (the “MAA”). This filing of the Amendment Resolution to the MAA effected an increase of the Company’s authorized share capital from US$200,700, divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”), and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700, divided into 500,000,000 Class A Shares, 500,000 Class B Shares, and 2,000,000 preferred shares of a par value of US$0.0001 each.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024 filed on March 10, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 and 2024 are not necessarily indicative of the results for the full years.

Financial statement amounts and balances of the VIEs and the VIEs’ subsidiaries

Total assets and liabilities presented on the Company’s unaudited condensed consolidated balance sheets and revenue, expense, net income presented on the Company’s unaudited condensed consolidated statements of income as well as the cash flow from operating, investing and financing activities presented on the unaudited condensed consolidated statements of cash flows are substantially the financial position, operation and cash flow of the VIEs and the VIEs’ subsidiaries. CHR has not provided any financial support to the VIEs and the VIEs’ subsidiaries for the six months ended June 30, 2025 and 2024. The following financial statements amounts and balances of the VIEs and the VIEs’ subsidiaries were included in the unaudited condensed consolidated financial statements as of June 30, 2025 and December 31, 2024, and for the six months ended June 30, 2025 and 2024:

	As of June 30, 2025	As of December 31, 2024
Total assets	$355,077	$338,591
Total liabilities	$138,253	$137,430

	For the Six Months Ended June 30,
	2025	2024

Total revenues	$70,993	$71,055
Net income	$11,709	$13,463

Net cash provided by (used in) operating activities	$7,863	$(6,247)
Net cash (used in) provided by financing activities	$(2,069)	$2,829

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial statement amounts and balances of the VIEs and the VIEs’ subsidiaries (cont.)

The VIEs and the VIEs’ subsidiaries contributed 100% and 100% of the consolidated revenues for the six months ended June 30, 2025 and 2024. As of June 30, 2025 and December 31, 2024, the VIEs and the VIEs’ subsidiaries accounted for an aggregate of 97.9% and 97.7%, respectively, of the consolidated total assets, and 95.4% and 95.5%, respectively, of the consolidated total liabilities.

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, the Company has provided and will continue to provide financial support to the VIEs considering the business requirements of the VIEs, as well as the Company’s own business objectives in the future.

There are no assets held in the VIEs and the VIEs’ subsidiaries that can be used only to settle obligations of the VIEs and the VIEs’ subsidiaries, except for registered capital and the PRC statutory reserves. As the VIEs and the VIEs’ subsidiaries are incorporated as a limited liability company under the PRC Company Law, creditors of the VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company for any of the liabilities of the VIEs and the VIEs’ subsidiaries. Relevant PRC laws and regulations restrict the VIEs and the VIEs’ subsidiaries from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.

Accounts Receivable, net

On January 1, 2023, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “General and administrative expenses” in the consolidated statements of income and comprehensive income. The Company assesses collectability by reviewing accounts receivable on an individual basis because the Company had limited customers and each of them has difference characteristics, primarily based on business line and geographical area. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Unamortized produced content

Produced content includes direct production costs, production overhead and acquisition costs and is stated at the lower of unamortized cost or estimated fair value. Produced content also includes cash expenditures made to enter into arrangements with third parties to co-produce certain of its productions.

The Company uses the individual-film-forecast-computation method and amortizes the produced content based on the ratio of current period actual revenue (numerator) to estimated remaining unrecognized ultimate revenue as of the beginning of the fiscal year (denominator) in accordance with ASC 926. Ultimate revenue estimates for the produced content are periodically reviewed and adjustments, if any, will result in prospective changes to amortization rates. When estimates of total revenues and other events or changes in circumstances indicate that a film or television series has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television series’ fair value. For the six months ended June 30, 2025 and 2024, $13,429 and $13,020 were amortized to the cost of sales, respectively. For the six months ended June 30, 2025 and 2024, the Company did not provide impairment against unamortized production cost.

Accounts payable

Accounts payable represent liabilities for goods and services provided to the Company prior to the end of financial period which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

Contract liabilities

Contract liabilities amounted to $31 and $27 at June 30, 2025 and December 31, 2024, respectively, which represent advance payment received from our customers for goods or services that had not yet been provided.

The Company will recognize the advances as revenue when it has transferred control of the goods or services to which the advances relate, and has no obligation under the contract to transfer additional goods or services.

Revenue Recognition

The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, to recognize revenues. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the company satisfies a performance obligation

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

The Company mainly offers and generates revenue from the copyright licensing of self-produced content, advertising and customized content production and others. Revenue recognition policies are discussed as follows:

Copyright revenue

The Company self produces or coproduces TV series featuring lifestyle, culture and fashion, and licenses the copyright of the TV series on an episode basis to the customer for broadcast over a period of time. Generally, the Company signs a contract with a customer which requires the Company to deliver a series of episodes that are substantially the same and that have the same pattern of transfer to the customer. Accordingly, the delivery of the series of episodes is defined as the only performance obligation in the contract.

For the TV series produced solely by the Company, the Company satisfies its performance obligation over time by measuring the progress toward the delivery of the entire series of episodes which is made available to the licensee for exhibition after the license period has begun. Therefore, the copyright revenue in a contract is recognized over time based on the progress of the number of episodes delivered.

The Company also coproduces TV series with other producers and licenses the copyright to third-party video broadcast platforms for broadcast. For TV series produced by the Company with co-producers, the Company satisfies its performance obligations over time by the delivery of the entire series of episodes to the customer, and requires the customer to pay consideration based on the number and the unit price of valid subsequent views of the TV series that occur on a broadcast platform. Therefore, the copyright revenue is recognized when the later of the valid subsequent view occurs or the performance obligation relating to the delivery of a number of episodes has been satisfied.

Advertising revenue

The Company generates revenue from sales of various forms of advertising on its TV series and streaming content by way of 1) advertisement displays, or 2) the integration of promotion activities in TV series and content to be broadcast. Advertising contracts are signed to establish the different contract prices for different advertising scenarios, consistent with the advertising period. The Company enters into advertising contracts directly with the advertisers or the third-party advertising agencies that represent advertisers.

For the contracts that involve the third-party advertising agencies, the Company is principal as the Company is responsible for fulfilling the promise of providing advertising services and has the discretion in establishing the price for the specified advertisement. Under a framework contract, the Company receives separate purchase orders from advertising agencies before the broadcast. Accordingly, each purchase order is identified as a separate performance obligation, containing a bundle of advertisements that are substantially the same and that have the same pattern of transfer to the customer. Where collectability is reasonably assured, revenue is recognized monthly over the service period of the purchase order.

For contracts signed directly with the advertisers, the Company commits to display a series of advertisements which are substantially the same or similar in content and transfer pattern, and the display of the whole series of advertisements is identified as the single performance obligation under the contract. The Company satisfies its performance obligations over time by measuring the progress toward the display of the whole series of advertisements in a contract, and advertising revenue is recognized over time based on the number of advertisements displayed.

Payment terms and conditions vary by contract types, and terms typically include a requirement for payment within a period from 6 to 9 months. Both direct advertisers and third-party advertising agencies are generally billed at the end of the display period and require the Company to issue VAT invoices in order to make their payments.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

Customized content production revenue

The Company produces customized short streaming videos according to its customers’ requirement, and earns fixed fees based on delivery. Revenue is recognized upon the delivery of short streaming videos.

CHEERS E-mall marketplace service revenue

The Company through CHEERS E-mall, an online e-commerce platform, enables third-party merchants to sell their products to consumers in China. The Company charges fees for platform services to merchants for sales transactions completed on the Cheer E-Mall including but not limited to products displaying, promotion and transaction settlement services. The Company does not take control of the products provided by the merchants at any point in the time during the transactions and does not have latitude over pricing of the merchandise. Transaction services fee is determined as the difference between the platform sales price and the settlement price with the merchants. CHEERS E-mall marketplace service revenue is recognized at a point of time when the Company’s performance obligation to provide marketplace services to the merchants are determined to have been completed under each sales transaction upon the consumers confirming the receipts of goods. Payments for services are generally received before deliveries.

The Company provides coupons to consumers at our own discretion as incentives to promote CHEERS E-mall marketplace with validity usually around or less than one week, which can only be used in future purchases of eligible merchandise offered on CHEERS E-mall to reduce purchase price that are not specific to any merchant. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered consideration payable to customers. As the consumers are required to make future purchases of the merchants’ merchandise to redeem these coupons, the Company does not accrue any expense for coupons when granted and recognizes the amounts of redeemed coupons as marketing expenses when future purchases are made.

Other Revenues

Other revenue primarily consists of copyrights trading of purchased and produced TV-series and the sales of products on Taobao platform. For copyright licensing of purchased and produced TV-series, the Company recognize revenue on net basis at a point of time upon the delivery of master tape and authorization of broadcasting right. For sales of product, the company recognize revenue upon the transfer of products according to the fixed price and production amount in sales orders.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue Recognition (cont.)

The following table identifies the disaggregation of our revenue for the six months ended June 30, 2025 and 2024, respectively:

	For the Six Months Ended June 30,
	2025	2024
Category of Revenue:
Advertising revenue	$70,955	$70,855
CHEERS e-Mall marketplace service revenue	36	120
Other revenue	2	80
Total	$70,993	$71,055
Timing of Revenue Recognition:
Services transferred over time	$70,955	$70,855
Services transferred at a point in time	36	120
Goods transferred at a point in time	2	80
Total	$70,993	$71,055

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company does not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise engaging in businesses activities for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision makers in deciding how to allocate resources and assess performance. The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results including revenue, gross profit and operating profit at a reportable segment level only (Note 16).

For the six months ended June 30, 2025 and 2024, the Company identified two segments, namely (i) Cheers APP internet business, and (ii) traditional media businesses

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable arising from its normal business activities. The Company places its cash and cash equivalents in what it believes to be credit-worthy financial institutions.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and cash equivalent. All of our cash is maintained with state-owned banks, commercial banks or third-party service provider certified by the People’s bank of China, such as Alipay, within the PRC. Per PRC regulations, the maximum insured bank deposit amount is RMB500 (approximately $70) for each financial institution. The Company’s total unprotected cash held in bank amounted to approximately $202,714 and $196,652 as of June 30, 2025 and December 31, 2024, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

The Company’s sales are made to customers that are located primarily in China. The Company has a concentration of its revenues and receivables with specific customers. For the six months ended June 30, 2025, six customers accounted for 22%, 18%, 16%, 16%, 11% and 11% of the Company’s total revenue, respectively. For the six months ended June 30, 2024, five customers accounted for 27%, 21%, 14%, 14% and 14% of the Company’s total revenue, respectively.

As of June 30, 2025, five customers accounted for 25%, 18% ,16%,15%and 12% of the net accounts receivable balance, respectively. As of December 31, 2024, four customers accounted for 24%, 22%, 16% and 13% of the net accounts receivable balance, respectively.

As of June 30, 2025, two vendors accounted for 74% and 15% of the accounts payable, respectively. As of December 31, 2024, three vendors accounted for 53%, 27% and 11% of the accounts payable, respectively.

Foreign Currency Translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of subsidiaries, VIEs and VIEs’ subsidiaries located in China is the Chinese Renminbi (“RMB”). For the entities whose functional currency is the RMB, result of operations and cash flows are translated at average exchange rates during the period, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with the changes in the corresponding balances on the balance sheets. Translation adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the balance sheet date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration and Credit Risk (cont.)

All of the Company’s revenue and expense transactions are transacted in the functional currency of the operating subsidiaries. The Company does not enter into any material transaction in foreign currencies. Transaction gains or losses have not had, and are not expected to have, a material effect on the results of operations of the Company.

The unaudited condensed consolidated balance sheet amounts, with the exception of equity, at June 30, 2025 and December 31, 2024 were translated at RMB 7.1636 to $1.00 and at RMB 7.2993 to $1.00, respectively. Equity accounts were stated at their historical rates. The average translation rates applied to unaudited condensed consolidated statements of income and cash flows for the six months ended June 30, 2025 and 2024 were RMB 7.2526 to $1.00 and RMB 7.0716 to $1.00, respectively.

Recently adopted accounting standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASU 2023-07 on January 1, 2025, retrospectively to all periods presented in the consolidated financial statement. The adoption of this standard did not have a material impact to the Company’s results of operations, cash flows or financial condition.

Recent Accounting Pronouncements

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This pronouncement amends ASC 326-20 to provide a practical expedient (for all entities) and an accounting policy election (for all entities, other than public business entities, that elect the practical expedient) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The Board developed the new guidance in conjunction with the Private Company Council to address concerns from stakeholders that estimating expected credit losses can be costly and complex for such transactions. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent Accounting Pronouncements (cont.)

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. ACCOUNTS RECEIVABLE, NET

As of June 30, 2025 and December 31, 2024, accounts receivable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Accounts receivable	$87,110	$77,853
Less: allowance for expected credit losses	(872)	(779)
Accounts receivables, net	$86,238	$77,074

For the six months ended June 30, 2025 and 2024, the movement of allowance for expected credit losses is as the following:

	As of June 30, 2025	As of June 30, 2024
Opening balance	$779	$820
Provision of allowance for expected credit losses	77	5
Foreign exchange adjustment	16	(19)
Ending balance	$872	$806

4. PREPAYMENT AND OTHER CURRENT ASSETS

As of June 30, 2025 and December 31, 2024, prepayment and other current and non-current assets consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Advances to vendors	$36,168	$32,907
Staff advance	104	85
Others	37	38
Subtotal	36,309	33,030
Less: allowance for expected credit losses	(2,237)	(2,196)
Prepayment and other assets, net	$34,072	$30,834

For the six months ended June 30, 2025 and 2024, the Company did not provide allowance against the advances to vendors. As of June 30, 2024, the balance of allowance of expected credit losses increased, which was caused by foreign exchange adjustment.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

5. PROPERTY, PLANT AND EQUIPMENT, NET

As of June 30, 2025 and December 31, 2024, property, plant and equipment consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Electronic equipment	$568	$767
Office equipment and furniture	69	68
Leasehold improvement	181	177
	818	1,012
Less: accumulated depreciation	(800)	(979)
	$18	$33

For the six months ended June 30, 2025 and 2024, depreciation expense amounted to $5 and $30, respectively.

6. INTANGIBLE ASSETS, NET

As of June 30, 2025 and December 31, 2024, intangible assets consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Intangible assets	$55,602	$53,870
Less: accumulated amortization	(16,818)	(13,339)
	$38,784	$40,531

The balance of intangible assets mainly represents software related to CHEERS App, primarily consisting of e-mall, online game, video media library and data warehouse modules, etc., CheerCar App, NFT App, Cheer Chat App, and AI App which were acquired externally tailored to the Company’s requirements and is amortized straight-line over 7 years in accordance with the way the Company estimates to generate economic benefits from such software.

For the six months ended June 30, 2025 and 2024, amortization expense amounted to $3,186 and $1,657, respectively. The following is a schedule, by periods, of amortization amount of intangible asset as of June 30, 2025:

For the six months ending December 31, 2025	$3,688
For the year ending December 31, 2026	7,375
For the year ending December 31, 2027	7,375
For the year ending December 31, 2028	6,943
For the year ending December 31, 2028 and thereafter	13,403
Total	$38,784

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

7. ACCRUED LIABILITIES AND OTHER PAYABLES

As of June 30, 2025 and December 31, 2024, accrued liabilities and other payables consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Payroll payables	$1,192	$1,165
Other payables	794	776
	$1,986	$1,941

8. OTHER TAXES PAYABLE

As of June 30, 2025 and December 31, 2024, other taxes payable consisted of the following:

	As of June 30, 2025	As of December 31, 2024
VAT payable	$21,592	$20,234
Income tax payable	2,433	2,388
Business tax payable	2,631	2,467
Others	5	6
	$26,661	$25,095

9. BANK LOANS, CURRENT AND NON CURRENT

Bank loans represent the amounts due to various banks that are due within and over one year. As of June 30, 2025 and December 31, 2024, bank loans consisted of the following:

	As of June 30, 2025	As of December 31, 2024
Short-term bank loans:
Loan from Xiamen International Bank	$2,792	$2,740
Loan from China Citic Bank	2,792	2,740
Loan from Bank of Beijing	-	2,740
Loan from Huaxia Bank	2,094	1,370
	$7,678	$9,590
Long-term bank loans:
Loan from China Construction Bank	$1,396	$1,370
	$1,396	$1,370

Short-term bank loans

For the six months ended June 30, 2025, the Company entered into loan agreements with three banks, pursuant to the Company borrowed an aggregate of $7,583 from the banks with maturity dates due in August 2025 through April 2025. The loan bore per annum interest rates ranging between 3.20% and 4.75%. For the six months ended June 30, 2025, the Company also repaid an aggregate of $9,652 to four banks.

For the six months ended June 30, 2024, the Company entered into loan agreements with three banks, pursuant to the Company borrowed an aggregate of $7,071 from the banks with maturity dates due in August 2024 through March 2025. The loan bore per annum interest rates ranging between 3.20% and 5.50%. For the six months ended June 30, 2024, the Company also repaid an aggregate of $4,242 to two banks.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

9. BANK LOANS, CURRENT AND NON CURRENT (cont.)

Long-term bank loans

For the year ended December 31, 2023, the Company entered into loan agreements with one bank, pursuant to the Company borrowed a three-year bank borrowing of $1,412 from the banks with maturity date due in September 2026. The loan bore an interest rates of 3.95% per annum.

Guarantee information

As of June 30, 2025, the guarantee information for bank borrowings were as below:

The loans from Huaxia Bank Co., Ltd. West Railway Station Branch were guaranteed by Beijing Zhongguancun Technology Financing Guarantee Co., LTD, and Mr. Zhang Bing, the Chairman of the Company's board of directors.

10. LEASES

The Company leases offices space under non-cancellable operating leases, with terms ranging from one to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term. Leases with initial term of 12 months or less are not recorded on the balance sheet.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value; however, most of the Company’s leases do not provide a readily determinable implicit rate. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. Supplemental balance sheet information related to operating lease was as follows:

	As of June 30, 2025	As of December 31, 2024
Right-of-use assets	$316	$371

Lease liabilities current	$107	$109
Lease liabilities non-current	120	250
	$227	$359

The weighted average remaining lease terms and discount rates for the operating lease were as follows as of June 30, 2025 and December 31, 2024:

	As of June 30, 2025	As of December 31, 2024
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.60	2.10
Weighted average discount rate	5.50%	5.50%

For the six months ended June 30, 2025 and 2024, the Company incurred total operating lease expenses of $77 and $99, respectively.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

10. LEASES (cont.)

The following is a schedule of maturities of lease liabilities as of June 30, 2025:

As of December 31, 2024
For the six months ending December 31, 2025	$96
For the year ending December 31, 2026	191
Total lease payments	287
Less: Imputed interest	(60)
Present value of lease liabilities	$227

11. RELATED PARTY TRANSACTIONS

As of March 31, 2025 and December 31, 2024, the Company had amount of $1,100 due to Mr. Zhang Bin, the Chairman of the Company’s board of directors. The balance represented interest free borrowings from Mr. Zhang Bin. The borrowings were repayable on demand and did not require of guarantees or pledges from the Company.

Other than the above, the Company did not enter into related party arrangements with any related parties for the six months ended June 30, 2025 and 2024.

12. INCOME TAXES

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the six months ended June 30, 2025 and 2024, the Company had no unrecognized tax benefits. Due to uncertainties surrounding future utilization, the Company estimates there will not be sufficient future income to realize the deferred tax assets arising from net operating losses for the VIEs and the VIEs’ subsidiaries. The Company maintains a full valuation allowance on its net deferred tax assets arising from net operating losses as of June 30, 2025 and December 31, 2024.

As of June 30, 2025 and December 31, 2024, the Company had deferred tax assets of $77 and $72, respectively, arising from net operating assets by loss-making subsidiaries and allowance of accounts receivable.

The Company does not anticipate any significant increase to its liability for unrecognized tax benefit within the next 12 months. The Company will classify interest and penalties related to income tax matters, if any, in income tax expense. For the six months ended June 30, 2025 and 2024, the Company had deferred income tax benefits of $4 and $578, respectively. For the six months ended June 30, 2025 and 2024, the Company did not incur current income tax expenses.

Uncertain tax positions

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes. The Company is subject to income taxes in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB 100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. There were no uncertain tax positions as of June 30, 2025 and the Company does not believe that its unrecognized tax benefits will change over the next twelve months.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

13. SHARE-BASED COMPENSATION TO EMPLOYEES

On January 7, 2025, the Company granted 1,350,000 ordinary shares to certain employee as compensation expenses. The ordinary shares were fully vest upon grant. For the six months ended June 30, 2025, the Company recognized share-based compensation expenses of $3,429 in the account of “general and administrative expenses”. As of June 30, 2025, there are no unrecognized compensation expense

On June 26, 2024, the Company granted 231,909 ordinary shares to an employee as compensation expenses. The ordinary shares were fully vest upon grant. For the six months ended June 30, 2024, the Company recognized share-based compensation expenses of $584 in the account of “general and administrative expenses”. As of June 30, 2024, there are no unrecognized compensation expense.

14. EQUITY

Preferred Shares

The Company is authorized to issue 2,000,000 preferred shares with a par value of $0.0001 per share with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors. At June 30, 2025 and December 31, 2024, there were no preferred shares issued or outstanding.

Ordinary Shares

The Company is authorized to issue 200,000,000 ordinary shares with a par value of $0.0001 per share. Holders of the ordinary shares are entitled to one vote for each share.

On November 24, 2023, the Company effected a share consolidation at a ratio of one-for-tenth (10) ordinary shares with a par value of US$0.0001 each in the Company’s issued and unissued share capital into one ordinary share with a par value of US$0.001 (“the Share Consolidation”). Immediately following the Share Consolidation, the authorized share capital of the Company to be US$20,200 divided into 20,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each. The Company believed that it was appropriate to reflect the transactions on a retroactive basis pursuant to ASC 260, Earnings Per Share. The Company has retroactively adjusted all share and per share data for all periods presented.

On September 4, 2024, the Company effected the increase of the Company’s authorized share capital as from US$200,200 divided into 200,000,000 ordinary shares of a par value of US$0.001 each and 2,000,000 preferred shares of a par value of US$0.0001 each; to US$200,700 divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”) and 2,000,000 preferred shares of a par value of US$0.0001 each; by the creation of 500,000 Class B ordinary shares of a par value of US$0.001 each. Class A Shares and Class B Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to one hundred (100) votes. Class B Shares are not convertible into Class A Shares, and may be redeemed by the Company at par value at the option of the holder. The Company has retroactively adjusted all share and per share data from ordinary share to Class A Ordinary Shares for all periods presented.

On May 12, 2025, the shareholders authorized and approved an increase in the number of authorized Class A ordinary shares, par value US$0.001 per share, from 200,000,000 to 500,000,000. In connection with this approval, the shareholder resolution (“Amendment Resolution”) was filed with the Registrar of Companies of the Cayman Islands on May 13, 2025, and incorporated into the Third Amended and Restated Memorandum and Articles of Association (the “MAA”). This filing of the Amendment Resolution to the MAA effected an increase of the Company’s authorized share capital from US$200,700, divided into 200,000,000 Class A ordinary shares of a par value of US$0.001 each (the “Class A Shares”), 500,000 Class B ordinary shares of a par value of US$0.001 each (the “Class B Shares”), and 2,000,000 preferred shares of a par value of US$0.0001 each, to US$500,700, divided into 500,000,000 Class A Shares, 500,000 Class B Shares, and 2,000,000 preferred shares of a par value of US$0.0001 each.

Giving the effects of the share consolidation, as of June 30, 2025 and December 31, 2024, there were 11,635,568 and 10,285,568 Class A Ordinary Shares issued and outstanding, respectively, and there were 500,000 and 500,000 Class B Ordinary Shares issued and outstanding, respectively.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Public Warrants

Pursuant to the Initial Public Offering, TKK sold 2,500,000 Units (after giving effect to share consolidation effected in November 2023) at a purchase price of $100.00 per Unit (after giving effect to share consolidation effected in November 2023), inclusive of 300,000 Units (after giving effect to share consolidation effected in November 2023) sold to the underwriters on August 22, 2018 upon the underwriters’ election to partially exercise their over-allotment option. Each Unit consists of one ordinary share, one warrant (“Public Warrant”) and one right (“Public Right”). Each Public Warrant entitles the holder to purchase one-half of one ordinary share at an exercise price of $115.00 per whole share. Each Public Right entitles the holder to receive one-tenth of one ordinary share at the closing of a Business Combination.

Public Warrants may only be exercised for a whole number of shares. No fractional ordinary shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. No Public Warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the Public Warrants and a current prospectus relating to such ordinary shares. Notwithstanding the foregoing, if a registration statement covering the ordinary shares issuable upon the exercise of the Public Warrants is not effective within 90 days from the consummation of a Business Combination, the holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise the Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their Public Warrants on a cashless basis. The Public Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

The Company may redeem the Public Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time while the Public Warrants are exercisable;

●	upon no less than 30 days’ prior written notice of redemption to each Public Warrant holder;

●	if, and only if, the reported last sale price of the Company’s ordinary shares equals or exceeds $18.00 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to the warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the ordinary shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

14. EQUITY (cont.)

Public Warrants (cont.)

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a capitalization of shares, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of ordinary shares at a price below their exercise price or issuance of potential extension warrants in connection with an extension of the period of time for the Company to complete a Business Combination. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

On February 14, 2025, the 2,500,000 public warrants expired and were delisted from Nasdaq Stock Market. As of June 30, 2025 and December 31, 2024, the Company had nil and 2,500,000 of public warrants outstanding, respectively.

Rights

Each holder of a Public Right will automatically receive one-tenth (1/10) of an ordinary share upon consummation of a Business Combination, even if the holder of a Public Right converted all ordinary shares held by him, her or it in connection with a Business Combination or an amendment to the Company’s Amended and Restated Memorandum and Articles of Association with respect to its pre-business combination activities. Upon the closing of the Business Combination, the Company issued 250,433 shares in connection with an exchange of Public Rights.

Statutory reserve

Horgos, Beijing Glory Star, Beijing Leshare, Shenzhen Leshare, Glary Prosperity, and Horgos Technology in the PRC, are required to reserve 10% of their net profit after income tax, as determined in accordance with the PRC accounting rules and regulations. Appropriation to the statutory reserve by the Company is based on profit arrived at under PRC accounting standards for business enterprises for each year. The profit arrived at must be set off against any accumulated losses sustained by the Company in prior years, before allocation is made to the statutory reserve. Appropriation to the statutory reserve must be made before distribution of dividends to shareholders. The appropriation is required until the statutory reserve reaches 50% of the registered capital. This statutory reserve is not distributable in the form of cash dividends.

Non-controlling interest

As of June 30, 2025 and December 31, 2024, the Company’s non-controlling interest represented 49% equity interest of Horgos Glary Prosperity.

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

15. PRIVATE PLACEMENT WARRANTS

Simultaneously with the closing of the Initial Public Offering, Symphony Holdings Limited (“Symphony”) purchased an aggregate of 1,180,000 Private Placement Warrants (after giving effect to share consolidation effected in November 2023) at $5.00 per Private Placement Warrant for an aggregate purchase price of $5,900. On August 22, 2018, TKK consummated the sale of an additional 120,000 Private Placement Warrants at a price of $5.00 per Private Placement Warrant, generating gross proceeds of $600. Each Private Placement Warrant is exercisable to purchase one-half of one ordinary share at an exercise price of $115.00 per whole share.

The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants (i) are not redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, so long as they are held by the initial purchaser or any of its permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Placement Warrants may not be transferable, assignable or salable until the consummation of a Business Combination, subject to certain limited exceptions.

On February 14, 2025, the 1,300,000 private warrants expired and were delisted from Nasdaq Stock Market. As of June 30, 2025 and December 31, 2024, the Company had nil and 1,300,000 of public warrants outstanding, respectively.

The warrant liability related to such private placement warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the unaudited condensed consolidated statements of income. For the six months ended June 30, 2025 and 2024, the change in fair value of the warrant liability was zero.

The fair value of the private warrants was estimated using the binomial option valuation model. The application of the binomial option valuation model requires the use of a number of inputs and significant assumptions including volatility. Significant judgment is required in determining the expected volatility of the common share. Due to the limited history of trading of the Company’s common share, the Company determined expected volatility based on a peer group of publicly traded companies. The following reflects the inputs and assumptions used:

For the Six Months Ended June 30, 2024
Category of Revenue:
Stock price	$2.6
Exercise price	$115.00
Risk-free interest rate	5.33%
Expected term (in years)	0.62
Expected dividend yield	-
Expected volatility	94.0%

CHEER HOLDING, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars in thousands, except share and per share data)

16. SEGMENT INFORMATION

Based on management’s assessment, the Company has determined that it has four operating segments as defined by ASC 280, including Cheers APP internet business and traditional media businesses. Cheers APP Internet Business generates advertising revenue from broadcasting IP short video, live streaming and APP advertising through Cheer APP and service revenue from Cheers E-mall marketplace. Traditional Media Business mainly contributes the advertising revenue from Cheers TV-series, copyright revenue, customized content production revenue and others.

The CODM measures the performance of each segment based on metrics of revenues and earnings from operations and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The CODM assesses performance for the Company, monitors budget versus actual results, and determines how to allocate resources based on consolidated net income as reported in the consolidated statements of operations and comprehensive income. Operating expenses are reviewed in aggregate. As most of the Company’s long-lived assets are located in the PRC and most of the Company’s revenues are derived from the PRC, no geographical information is presented.

The table below provides a summary of the Company’s operating segment results For the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2025	2024
Net revenues:
Cheers APPs Internet Business	$65,497	$61,506
Traditional Media Business	5,496	9,549
Total consolidated net revenues	70,993	71,055
Operating expenses:
Cheers APPs Internet Business	(54,655)	(50,926)
Traditional Media Business	(4,585)	(7,906)
Total segment operating expenses	(59,240)	(58,832)
Operating income:
Cheers APPs Internet Business	10,842	10,580
Traditional Media Business	911	1,643
Total segment operating income	11,753	12,223
Unallocated item *	(3,429)	(584)
Total consolidated operating income	$8,324	$11,639

*	The unallocated item for the six months ended June 30, 2025 and 2024 presents the share-based compensation for employees, which is not allocated to segments.

17. COMMITMENTS

Capital expenditure commitments

The Company has commitments for capital expenditures totaling $8,795 as of June 30, 2025. These commitments are primarily related to the development of VR platform.

18. SUBSEQUENT EVENT

These unaudited condensed consolidated financial statements were approved by management and available for issuance on July 31, 2025. The Company has evaluated subsequent events through this date and concluded that there are no additional reportable subsequent events other than that disclosed in above.